

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 22, 2016

Nathan Stasko
President and Chief Executive Officer
Novan, Inc.
4222 Emperor Boulevard, Suite 200
Durham, NC 27703

> **Re: Novan, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 9, 2016**
> **CIK No. 0001467154**

Dear Mr. Stasko:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors
Even if we make a submission under a special protocol assessment, or SPA. . . , page 16

1.   We note your revised disclosure and your response to comment 3. Please include in your disclosure the concept expressed in the last sentence of your response regarding the fact that the feedback obtained from the FDA in connection with the SPA discussions does not constitute a binding declaration from the FDA that it agrees with your Phase 3 clinical trials' design, clinical endpoints or statistical analysis plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Common Stock Valuation and Stock-Based Compensation, page 70

2.   Please refer to your response to comment 7. It is still not clear why the wide range of volatility is reasonable. Tell us on a supplemental basis the names of the peer companies used and why you consider them to be the most similar. Please provide us with the historical volatilities of these companies and their expected volatilities, if known.

 Part II
 Item 15. Recent Sales of Unregistered Securities

3.   Please disclose in this section all your recent sales of unregistered securities within the past three years. For example, we note your disclosure on page 139 regarding your convertible promissory notes that were issued in February 2014. See Item 701 of Regulation S-K.

        You may contact Vanessa Robertson at 202-551- 3649 or Sharon Blume, Accounting Branch Chief, at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

                                        Sincerely,

                                        /s/ Erin K. Jaskot, *for*

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Wesley C. Holmes, Latham & Watkins LLP